

Mail Stop 3720

August 28, 2009

**VIA US MAIL AND FAX (210) 832-3173**
Randall T. Mays
Chief Financial Officer and Director
Clear Channel Outdoor Holdings, Inc.`
200 East Basse Road
San Antonio, Texas  78209

> **Re:    Clear Channel Outdoor Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-32663**

Dear Mr. Mays:

        We have reviewed your supplemental response letter dated June 17, 2009 as well as your filings and have the following comments.  As noted in our comment letter dated April 3, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2008
Critical Accounting Policies, page 55

1.  We have reviewed your response and the information presented to your chief operating decision maker.  It appears that all of the markets listed on pages 22 and 23 within the Clear Channel Outdoor Americas reports under Tab III. "Performance Tracker Reports" and each individual country within the Clear Channel Outdoor International reports under the Board of Directors tab are each separate segments under SFAS 131.  We believe that each of these components constitutes an operating segment as discrete financial information is presented to your chief operating decision maker on a monthly basis.  We note that this information contains revenues, operating expenses, OCF, margins, OIBDAN, capital expenditures, historical returns by markets, and other measures in which the chief operating decision maker can make decisions about resources to be allocated and assess performance.  In addition, we note that certain of these components are led by regional presidents who we believe are segment managers as discussed in paragraph 14 of SFAS 131.

Mr. Randall T. Mays
Clear Channel Outdoor Holdings, Inc.
August 28, 2009
Page 2

If you believe any of the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis and financial information for all periods presented in your filing.  In addition to your analysis of paragraphs 17.a through 17.e, please provide us with an analysis that includes historical and projected revenues, gross margins, gross margin percentages, OCF, OIBDAN and respective percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar.  Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 – 21 of SFAS 131, please provide us an analysis to support your position.

2.  It appears that your reporting units for goodwill impairment testing purposes should be re-evaluated based on the fact that you appear to have numerous operating segments beyond what you previously identified.  For example, we note that you aggregated all of the markets in the United States into the one reporting unit.  Since your operating segments appear to be each market in the United States, then at a minimum, each market would be a separate reporting unit pursuant to SFAS 142.  Note that a reporting unit is an operating segment or one level below an operating segment, referred to as a component.  Also, provide us with your detailed analysis of paragraph 30 of SFAS 142 and EITF D-101 based on this re-evaluation.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.  You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director